Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. CONFIRMS UPCOMING QUARTERLY DIVIDEND PAYABLE DATE OF JANUARY 15, 2013 TO SHAREHOLDERS OF RECORD DECEMBER 31, 2012

Toronto, Ontario – December 31, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) confirms the Company’s Board of Directors declared on October 26, 2012 a quarterly dividend of $0.14 Canadian per share to shareholders of record December 31, 2012.  The dividend will be paid on January 15, 2013.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and landfill disposal services to commercial, industrial, municipal and residential customers in 13 states and the District of Columbia in the U.S., and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  The Company's major brands are Progressive Waste Solutions, IESI, BFI Canada and Waste Services. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com